Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the outcome of the pending litigation involving the exercise right and the proposed CBOE rule change regarding the exercise right; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or members or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

The following information was made available on the CBOT’s intranet site, MemberNet, on December 13, 2006:

Dear CBOT Members:

Yesterday, the Chicago Board Options Exchange (CBOE) made a filing with the SEC seeking to terminate the right of full members of the Board of Trade of the City of Chicago (CBOT) to become members of the CBOE pursuant to an Exercise Right granted to CBOT full members under the CBOE’s charter. A copy of the complete filing is enclosed.

The filing claims that the CBOE seeks to terminate the Exercise Right upon consummation of the proposed merger between CBOT Holdings and CME Holdings. It further states that the CBOE will allow CBOT members who have already exercised to continue trading at the CBOE for an unidentified “interim period of time” following the merger. However, the CBOE also proposes that individuals who were not effective exerciser members of the CBOE on December 11, 2006 will not have trading access to the CBOE during this “interim period” and thereafter.

Given CBOE’s repeated efforts to extinguish the Exercise Right at every turn of events, its actions here were not unexpected. Whether it is CBOT’s demutualization, the CBOE’s announced demutualization or now the CME/CBOT Holdings merger, CBOE’s response is always the same: the Exercise Right goes away. We filed the court action in Delaware to resolve the disputes about the Exercise Right.

At its core, we believe that the SEC filing is an effort by the CBOE to circumvent the jurisdiction of the Delaware courts in the pending Delaware case involving the Exercise Right holders’ rights in connection with the CBOE’s demutualization. Today, we sent the attached letter to the Delaware court expressing the CBOT’s position that the CBOE’s SEC filing is unfounded and wrong. The CBOT intends to oppose the CBOE’s position and filing both in the court in Delaware, where this issue is pending and properly belongs, and before the SEC, which we believe is the wrong forum in which to resolve these fundamental issues of Delaware law. We will vigorously defend the rights of CBOT full members to become exerciser members of the CBOE pursuant to the Exercise Right.

Very truly yours,

Charles P. Carey	Bernard W. Dan
Chairman	Chief Executive Officer

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Page 1 of	30	SECURITIES AND EXCHANGE COMMISSION	File No. SR -	2006	-	106
		WASHINGTON, D.C. 20549
		Form 19b-4	Amendment No. ☐

Proposed Rule change by Chicago Board Options Exchange

Pursuant to Rule 19b-4 under the Securities Exchange Act of 1934

Initial ☑	Amendment ☐	Withdrawal ☐	Section 19(b)(2) ☑	Section 19(b)(3)(A) ☐	Section 19(b)(3)(B) ☐

Rule ☐ 19b-4(f)(1) ☐ 19b-4(f)(4) ☐ 19b-4(f)(2) ☐ 19b-4(f)(5) ☐ 19b-4(f)(3) ☐ 19b-4(f)(6)
Pilot ☐	Extension of Time Period for Commission Action	Date Expires
☐

Exhibit 2 Sent as Paper Document ☐	Exhibit 3 Sent as Paper Document ☐

Description

Provide a brief description of the proposed rule change (limit 250 characters).

Proposal Relating to an Interpretation of Paragraph (B) of Article Fifts of CBOE’s Certificate of Incorporation

Contact Information

Provide the name, telephone number and e-mail address of the person on the staff of the self-regulatory organization prepared to respond to questions and comments on the proposed rule change.

First name	Joanne			Last Name	Moffic-Silver
Title	Executive Vice President and General Counsel
E-mail	mofficj@cboe.com
Telephone	(312) 786-7462	Fax	(312) 786-7919

Signature

Prusuant to the requirements of the Securities Exchange Act of 1934, has duly caused this filing to be signed on its behalf by the undersigned thereunto duly authorized.

Date	12/12/2006	Associate General Counsel
By	Patrick Sexton
	(Name)	(Title)

NOTE: Clicking the button at right will digitally sign and lock this form. A digital signature is as legally binding as physical signature, and once signed, this form cannot be changed.	Patrick Sexton, sexton@cboe.com

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 For complete Form 19b-4 instructions please refer to the EFFS website.

Form 19b-4 Information	The self-regulatory organization must provide all required information, presented in a clear and comprehensible manner, to enable the public to provide meaningful comment on the proposal and for the Commission to determine whether the proposal is consistent with the Act and applicable rules and regulations under the Act.
Add Remove View

Exhibit 1-Notice of Proposed Rule Change	The Notice section of this Form 19b-4 must comply with the guidelines for publication in the Federal Register as well as any requirements for electronic filing as published by the Commission (if applicable). The Office of the Federal Register (OFR) offers guidance on Federal Register publication requirements in the Federal Register Document Drafting Handbook, October 1998 Revision. For example, all references to the federal securities laws must include the corresponding cite to the United States Code in a footnote. All references to SEC rules must include the corresponding cite to the Code of Federal Regulations in a footnote. All references to Securities Exchange Act Releases must include the release number, release date, Federal Register cite. Federal Register date, and corresponding file number (e.g., SR-[SRO]-xx-xx). A material failure to comply with these guidelines will result in the proposed rule change being deemed not properly filed. See also Rule 0-3 under the Act (1 7 CFR 240.0-3)
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Exhibit 2 - Notices, Written Comments, Transcripts, Other Communications	Copies of notices, written comments, transcripts, other communications. If such documents cannot be filed electronically in accordance with Instruction F, they shall be filed in accordance with Instruction G.
Add Remove View Exhibit Sent As Paper Document ☐

Exhibit 3 - Form, Report, or Questionnaire	Copies of any form, report, or questionnaire that the self-regulatory organization proposes to use to help implement or operate the proposed rule change, or that is referred to by the proposed rule change.
Add Remove View Exhibit Sent As Paper Document ☐

Exhibit 4 - Marked Copies	The full text shall be marked, in any convenient manner, to indicate additions to and deletions from the immediately preceding filing. The purpose of Exhibit 4 is to permit the staff to identify immediately the changes made from the text of the rule with which it has been working.
Add Remove View

Exhibit 5 - Proposed Rule Text Add Remove View	The self-regulatory organization may choose to attach as Exhibit 5 proposed changes to rule text in place of providing it in Item I and which may otherwise be more easily readable if provided separately from Form 19b-4. Exhibit 5 shall be considered part of the proposed rule change.

Partial Amendment Add Remove View	If the self-regulatory organization is amending only part of the text of a lengthy proposed rule change, it may, with the Commission’s permission, file only those portions of the text of the proposed rule change in which changes are being made if the filing (i.e. partial amendment) is clearly understandable on its face. Such partial amendment shall be clearly identified and marked to show deletions and additions.

Item 1. Text of the Proposed Rule Change

(a) This filing presents an interpretation of the rules of the Chicago Board Options Exchange, Incorporated (“CBOE” or the “Exchange”) made necessary by the proposed acquisition of the Board of Trade of the City of Chicago, Inc. (“CBOT”) by Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”). The acquisition is proposed to be accomplished by the merger of CBOT Holdings, Inc. (“CBOT Holdings”), of which CBOT is currently a subsidiary, with and into CME Holdings, with CME Holdings continuing as the surviving corporation and as the parent company of CBOT as well as of its existing wholly-owned subsidiary, Chicago Mercantile Exchange Inc. (“CME”). This interpretation is that upon the consummation of the acquisition of CBOT by CME Holdings, the right of members of CBOT to become and remain members of CBOE without having to purchase a CBOE membership will be terminated, in that there no longer will be individuals who qualify as a member of CBOT within the meaning of the rule that creates that right. This right (sometimes referred to as the “exercise right”) is granted to CBOT full members under paragraph (b) of Article Fifth of the CBOE Certificate of Incorporation (“Article Fifth(b)”), as previously interpreted in accordance with agreements between CBOE and CBOT dated September 1, 1992 (the “1992 Agreement”), August 7, 2001 as amended by letter agreements dated October 7, 2004, and February 14, 2005 (the “2001 Agreement”), and December 17, 2003 (the “2003 Agreement”).1 Persons who are members of CBOE pursuant to the exercise right are sometimes referred to as “exercise members” of CBOE.

[1]	The interpretations of Article Fifth(b) embodied in the 1992, 2001, and 2003 Agreements were approved by the Commission under Section 19(b)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), in Release Nos. 34-32430, 34-517333, and 34-51252, respectively. See Securities Exchange Act Release No. 34-32430 (June 8, 1993), 58 FR 32969 (June 14, 1993) (SR-

The proposed rule interpretation also describes how CBOE proposes to avoid disruption to its marketplace as a result of the termination of the exercise right on account of the acquisition of CBOT by CME Holdings. This will be accomplished by permitting certain “grandfathered” exercise members of CBOE to continue to have members’ trading rights on CBOE for a limited period of time commencing with the effectiveness of the acquisition and continuing until such time as there is no longer any risk of market disruption by reason of the termination of the exercise right.

No textual changes to CBOE’s rule provisions are proposed by this filing.

(b) Not applicable.

(c) Not applicable.

Item 2. Procedures of the Self-Regulatory Organization

The proposed rule change and its filing under Section 19(b)(2) the Act and Rule 19b-4 thereunder were authorized and approved by the Board of Directors of CBOE at a meeting held on December 12, 2006. No further action by CBOE in connection with this filing is required.

Questions and comments on the proposed rule change may be referred to Joanne Moffic-Silver, Executive Vice President, General Counsel and Corporate Secretary, CBOE, 400 South LaSalle Street, Chicago, IL 60605, (312) 786-7462.

CBOE-92-42); Securities Exchange Act Release No. 34-51733 (May 24, 2005), 70 FR 30981 (May 31, 2005) (SR-CBOE-2005-19); and Securities Exchange Act Release No. 34-51252 (February 25, 2005), 70 FR 10442 (March 3, 2005) (SR-CBOE-2004-16). CBOE also interpreted Article Fifth(b) in 2002 in other respects that are not directly pertinent to the proposed rule interpretation. See Securities Exchange Act Release No. 34-46719 (October 25, 2002), 67 FR 66689 (November 1, 2002) (SR-CBOE-2002-41).

Item 3. Self-Regulatory Organization’s Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

(a) Purpose

The purpose of the proposed rule change is to provide an interpretation of the rules of CBOE concerning the effect on the exercise right of the consummation of the proposed acquisition of CBOT by CME Holdings. The proposed rule change also includes a plan to enable CBOE to continue to provide fair and orderly markets when and if the exercise right is terminated upon the effectiveness of the acquisition of CBOT.

Background of the Exercise Right

Article Fifth(b) provides in part, “In recognition of the special contribution made to the organization and development of the [CBOE] by the members of [CBOT], ... every present and future member of [CBOT] who applies for membership in the [CBOE] and who otherwise qualifies shall, so long as he remains a member of said Board of Trade, be entitled to be a member of the [CBOE] notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration or value from the [CBOE], its members or elsewhere.”

The “special contribution” of the members of CBOT referred to in Article Fifth(b) consisted primarily of CBOT’s providing the seed capital for the start-up of CBOE in the early 1970s by means of direct cash expenditures, CBOT’s guarantee of a bank loan to CBOE to fund additional CBOE start-up costs, and CBOT’s contribution of intellectual property. As the owners of CBOT, its members, through their dues and other payments made to CBOT, were the principal source of the funds expended by CBOT in the development of CBOE and related intellectual property, and effectively bore the risk on the bank loan guaranteed by CBOT.

Although when CBOT first envisioned the creation of a market in listed securities put and call options, its intention was to trade these options in trading pits on CBOT itself, early in the planning process it recognized that largely for regulatory reasons it would need to organize a new and separate securities exchange dedicated exclusively to the trading of listed securities options. This new exchange ultimately became the CBOE. Because a new and separate exchange with its own separate membership needed to be created to provide for the trading of listed securities options, CBOT was faced with the question of how to compensate its members for the funds they had provided (through CBOT) and the financial risks they had assumed as owners of CBOT in connection with the development of that new exchange.

CBOT’s answer to this question, reflected in Article Fifth(b) of the Certificate of Incorporation of CBOE, was to give to each of its 1,402 members an “exercise right” to become a member of the new exchange without having to purchase a separate CBOE membership. From its very inception, the exercise right was tied to the continued ownership of a CBOT membership. Only those persons who continued to maintain the status of a CBOT member were entitled to the exercise right. By tying the exercise right to the continued ownership of a CBOT membership, CBOT sought to assure that any owner of a CBOT membership would receive a tangible benefit from the creation of CBOE, which would be reflected in the value of the CBOT membership, whether or not the owner of the CBOT membership might ever want to trade as a member of CBOE.

Previous Interpretations of Article Fifth(b)

The fundamental concept that the exercise right in Article Fifth(b) was a right of member-owners of CBOT was reflected in interpretations of that provision that have been embodied in various agreements between CBOE and CBOT. One such interpretation was embodied in the 1992 Agreement, which addressed, among other things, what would happen to the exercise right if the membership interests of the existing 1,402 member-owners of CBOT were divided into parts. That interpretation provided that, under those circumstances, all such parts, together with the trading rights appurtenant thereto, must be in the possession of an individual in order for that individual to be eligible to utilize the exercise right.2

Just such a division of the rights represented by membership on CBOT was effected by CBOT in its 2005 restructuring, when a CBOT member’s ownership rights were separated from that member’s trading rights. The ownership rights of CBOT members were then further diluted in the subsequent public offering of shares of stock of CBOT Holdings. When CBOT first proposed to restructure in late 2000, CBOE’s response was that the effect of this transaction would be to eliminate entirely the concept of CBOT “membership” as it existed when the exercise right was created as a right held by members of CBOT, and therefore would result in the termination of the exercise right. This interpretation of Article Fifth(b) was reflected in a filing made by CBOE with the Commission under Section 19(b) of the Act.3 CBOT disputed CBOE’s response, and brought suit against CBOE in the Circuit Court of Cook County, Illinois. That lawsuit was dismissed on the ground that the Court’s jurisdiction over matters involving exchange rules pertaining to membership was preempted by the Commission’s jurisdiction under the Act. CBOT appealed the dismissal.

Subsequently, while CBOE’s 19(b) filing and CBOT’s appeal of the dismissal of its lawsuit were both pending, CBOE and CBOT settled their dispute on the basis of an

[2]	1992 Agreement, Section 2(b).
[3]	Securities Exchange Act Release No. 34-43521 (November 3, 2000), 65 FR 69585 (November 17, 2000) (SR-CBOE-2000-44).

interpretation of Article Fifth(b) by CBOE that would permit the exercise right to remain in existence following the restructuring of CBOT as long as specified conditions were satisfied. That interpretation was embodied in the 2001 Agreement. Among other things, that interpretation was subject to the condition that, in order to avail themselves of the exercise right to become and remain members of CBOE following the restructuring of CBOT, individuals needed to hold not only the trading rights of a full member of CBOT but also needed to hold the same number of shares of stock of CBOT Holdings originally issued to CBOT members in the restructuring.

In this manner, the agreed-upon interpretation of Article Fifth(b) embodied in the 2001 Agreement carried forward the basic concept noted above that, in order to be viewed as a CBOT member eligible to utilize the exercise right to become and remain a member of CBOE following the restructuring of CBOT, a person must continue to have an ownership interest in CBOT (or must be the delegate of such a person). To assure that this interpretation would not apply under any circumstances other than the restructuring, the interpretation was expressly made subject to the condition that it would apply only “in the absence of any other material changes to the structure or ownership of the CBOT ... not contemplated in the CBOT [restructuring].” The IPO of CBOT Holdings common stock, which followed soon after CBOT’s restructuring, was contemplated in the original restructuring transaction. Accordingly, consistent with the 2001 Agreement, the exercise right remained available following the IPO to CBOT members who continued to hold the ownership interest in CBOT Holdings that was issued to them in the restructuring, notwithstanding that the effect of the IPO was to reduce the percentage ownership represented by that interest.

The Proposed Acquisition of CBOT by CME Holdings

The present proposed acquisition of CBOT by CME Holdings, which would dramatically change the ownership of CBOT by making it a subsidiary of CME Holdings, was not contemplated as part of the original restructuring of CBOT. It is thus outside of the scope of the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein. Similarly, once the proposed acquisition of CBOT is effective, an important condition of the interpretation embodied in the 2001 Agreement would cease to be satisfied – namely, that there not be any change to the ownership of CBOT not contemplated in its 2005 restructuring.

The significance of these consequences of the acquisition of CBOT by CME Holdings is twofold: First, it means that, upon the effectiveness of the acquisition of CBOT by CME Holdings, the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein can no longer be relied upon as a basis for treating the exercise right as continuing in effect following the 2005 restructuring of CBOT. Second, it also means that the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein cannot be relied upon to answer the further question of whether the exercise right will remain in existence following the acquisition of CBOT by CME Holdings, wholly apart from those questions raised by the 2005 restructuring. In other words, the agreed-upon interpretation that settled the exercise right issues raised by CBOT’s restructuring and subsequent IPO by its terms applies only so long as there is no further change to the structure or ownership of CBOT not then in contemplation. Consequently, the fact that there would be such a further change upon the effectiveness of the acquisition of CBOT by CME Holdings, means that, insofar as issues pertaining to the continued availability of the exercise right are concerned, the parties are back in the position they were in before they reached the settlement reflected in the 2001 Agreement.

For this reason, and consistent with the position CBOE took when confronted with the proposed restructuring of CBOT in 2000, it is CBOE’s position that the effect of that restructuring of CBOT and the subsequent IPO was to eliminate the concept of a member-owner of CBOT as that concept was understood when Article Fifth(b) was first adopted in CBOE’s Certificate of Incorporation, and when it was subsequently interpreted in accordance with the 1992 Agreement. The ownership interest of CBOT members in CBOT will be further attenuated upon the effectiveness of CME Holdings’ acquisition of CBOT, when CBOT will become a subsidiary of CME Holdings. As explained above, both when the exercise right was first created and when it was interpreted in 1992, an essential feature of CBOT membership was the ownership rights in CBOT held by every CBOT member. Indeed, it was to compensate CBOT members for the contributions they made to the development of CBOE as the owners of CBOT that the exercise right was created in the first place. Consistent with the intended purpose of the exercise right, once CBOT members cease to be owners of CBOT, they will cease to be able to avail themselves of the exercise right as a means of acquiring membership in CBOE.

This view of the exercise right is consistent with, and indeed is mandated by, the interpretation of Article Fifth(b) embodied in the 1992 Agreement. That interpretation makes it clear that the exercise right is held only by individuals who hold one of the 1,402 CBOT memberships that were in existence when CBOT members made their “special contribution” to the development of CBOE, or by persons who are the delegates of such individuals. Consistent with this proposition, Section 3(d) of the 1992 Agreement addresses the possibility that CBOT, among other things, may merge or consolidate with, or be acquired by, another entity, and establishes three conditions that all must be satisfied for the exercise right to remain available following any such transaction. These three conditions are:

1. “... the survivor of such merger, consolidation or acquisition (“survivor”) is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments, and ...

2. the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor (“Survivor Membership”), and ...

3. such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor (except that such trading rights and privileges need not include products that, at the time of such merger, consolidation or acquisition, are traded or listed, designated or otherwise authorized for trading on the other entity but not on the CBOT) ....”

If CBOT is acquired by CME Holdings as proposed, not only would all three of these conditions not be satisfied, as would be necessary for the exercise right to remain available following the acquisition, but in fact none of these three conditions would be satisfied. Condition 1 would not be satisfied because, in the context of Section 3(d) of the 1992 Agreement, the reference to “the” survivor of a merger, consolidation or acquisition means the acquiring entity that survives the transaction. Here, CME Holdings will be the acquiring entity that survives the acquisition, but it is not an exchange.

Condition 2 would not be satisfied because there will not be 1,402 holders of CBOT Full Memberships (defined as the 1,402 CBOT full memberships that were “existing” in 1992) who would be granted membership in the survivor. To the contrary, there would not be any holders of CBOT full memberships as they existed in 1992, since all of these memberships were stripped of their ownership attributes in the 2005 restructuring of CBOT. Likewise, CME Holdings – the survivor of the acquisition and the new owner of CBOT –

would not be an exchange and would not be capable of granting membership interests in itself to anyone. In other words, this condition would allow the exercise right to remain in effect following an acquisition of CBOT only if the survivor of the acquisition that was the new owner of CBOT were an exchange owned by its members, including the former members of CBOT. In the case of the proposed CME Holdings acquisition, however, the surviving acquirer would not be an exchange, but would be a holding company in which many former members of CBOT may have no ownership interests whatsoever. Although CBOE has previously interpreted Article Fifth(b) to permit it to continue in existence, subject to stated conditions, following CBOT’s 2005 restructuring and subsequent IPO, the 2001 Agreement cannot be relied upon for any purpose from and after the acquisition of CBOT by CME Holdings, for the reasons stated above.

Finally, condition 3 of Section 3(d) of the 1992 Agreement would not be satisfied following the acquisition of CBOT by CME Holdings. This is because, for the reason stated above in the discussion of condition 1, condition 3 contemplates an acquisition where the surviving acquirer is an exchange, and it requires that CBOT members must have essentially the same full trading rights on that surviving exchange as they had on CBOT prior to the acquisition. Here, the surviving acquirer would not be an exchange, and for that reason it is not possible for CBOT members to have any trading rights on the survivor. The conclusion is the same even if CBOE were to look through CME Holdings to what will be its two subsidiary exchanges (CME and CBOT). Although former CBOT members may be granted trading rights in all products traded and to be traded on both of those exchanges, save only for those products traded exclusively on CME at the time of the acquisition, these rights will no longer be the same “full” trading rights that were held by CBOT full members in 1992.

This is the case because, at least in respect of new products to be introduced on CME after the acquisition, the trading rights of CBOT members will be diluted by the trading rights granted to other persons (i.e., CME members) to trade these same products. Once persons who are not members of CBOT are granted the right to trade products on the same terms as members of CBOT, as would be the case with new products introduced following the acquisition of CBOT by CME Holdings, then the trading rights inherent in CBOT membership will be reduced from what they were prior to the acquisition, and thus cannot support the availability of the exercise right to persons who hold those diminished rights.

Conclusion

Since the conditions of Section 3(d) of the 1992 Agreement will not be satisfied following the acquisition of CBOT by CME Holdings, the terms of that Section mandate that “Article Fifth(b) shall not apply” following the acquisition. In other words, once CBOT has been acquired by CME Holdings, the exercise right will no longer be available as a means of acquiring membership in CBOE.

Transitional Proposal

To prevent any risk that the loss of exercise members upon the termination of the exercise right might adversely affect liquidity in CBOE’s market, CBOE is prepared to maintain the status quo for some period of time after the exercise right has been terminated. This result would be accomplished by staying, for an interim period of time, the impact of the termination of the exercise right on the trading access of those individuals who were exercise members of CBOE on a designated cut-off date. This would permit those individuals to continue to trade on CBOE in the capacity of CBOE members during that interim period.4 For this purpose, CBOE proposes the close of business on December 11, 2006 as the cut-off date for determining whether exercise members would have the right, during the interim period, to continue to have trading access to CBOE. Individuals who were exercise members of CBOE in good standing on that date would continue to be able to trade as members of CBOE during the interim period, notwithstanding the above-described effect on the exercise right of the acquisition of CBOT, but individuals who were not effective exercise members on that date would not be permitted to exercise or have trading access to CBOE during the interim period without obtaining a separate CBOE membership. This interim period would continue for so long as necessary to avoid any disruption to the market as a result of the loss of exercise members, which could involve CBOE adopting a plan to provide some form of trading access to such persons in the absence of the exercise right. Any such plan would be subject to the approval of CBOE members under Section 2.1 of the Exchange’s Constitution, and to the approval of the Commission under Section 19(b) of the Act.

(b) Statutory Basis

The proposed rule change is consistent with and furthers the objectives of the Act, and Section 6(b)(5) of that Act in particular, in that it is a reasonable interpretation of existing rules of the Exchange that is designed to promote just and equitable principles of trade, to perfect the mechanisms of a free and open market, and to protect investors and the public interest.

[4]	In this respect, the decision to stay the effectiveness of what otherwise would result in a termination of trading access is analogous to the right of the Exchange under CBOE Rule 3.19. That Rule authorizes the Exchange, when the Exchange determines that there are extenuating circumstances, to permit a member “to retain the member’s status for such period of time as the Exchange deems reasonably necessary” to enable the member to address specified problems that otherwise would cause the membership status to terminate.

Item 4. Self-Regulatory Organization’s Statement on Burden on Competition

CBOE does not believe that the proposed rule change will impose any burden on competition that is not necessary or appropriate in furtherance of the purposes of the Act.

Item 5. Self- Regulatory Organization’s Statement on Comments on the Proposed Rule Change Received from Members, Participants or Others

No written comments were solicited or received with respect to the proposed rule change.

Item 6. Extension of Time Period for Commission Action

CBOE does not consent to an extension of the time period for Commission consideration of the proposed rule change specified in Section 19(b)(2) of the Act.

Item 7. Basis for Summary Effectiveness Pursuant to Section 19(b)(3) or for Accelerated Effectiveness pursuant to Section 19(b)(2)

Not applicable.

Item 8. Proposed Rule Change Based on Rules of Another Self-Regulatory Organization or the Commission

Not applicable.

Item 9. Exhibits.

Exhibit 1. Notice of proposed rule change for publication in the Federal Register.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 34-             ; File No. SR-CBOE-2006-106)

Dated:

Self-Regulatory Organizations; Chicago Board Options Exchange, Incorporated; Notice of Filing of a Proposed Rule Change Relating to an Interpretation of Paragraph (b) of Article Fifth of its Certificate of Incorporation

Pursuant to Section 19(b)(l) of the Securities Exchange Act of 1934 (“Act” or “Exchange Act”),1 and Rule 19b-4 thereunder,2 notice is hereby given that on                    , 2006, the Chicago Board Options Exchange, Incorporated (the “Exchange” or “CBOE”) filed with the Securities and Exchange Commission (the “Commission”) the proposed rule change as described in Items I, II, and III below, which Items have been prepared by the Exchange. The Commission is publishing this notice to solicit comments on the proposed rule change from interested persons.

I. Self-Regulatory Organization’s Statement of the Terms of Substance of the Proposed Rule Change

This filing presents an interpretation of the rules of CBOE made necessary by the proposed acquisition of the Board of Trade of the City of Chicago, Inc. (“CBOT”) by Chicago Mercantile Exchange Holdings Inc. (“CME Holdings”). The acquisition is proposed to be accomplished by the merger of CBOT Holdings, Inc. (“CBOT Holdings”), of which CBOT is currently a subsidiary, with and into CME Holdings, with CME Holdings continuing as the surviving corporation and as the parent company of CBOT as well as of its existing wholly-owned subsidiary, Chicago Mercantile Exchange Inc. (“CME”). This interpretation is that upon the consummation of the acquisition of CBOT by CME Holdings,

[1]	15 U.S.C. 78s(b)(l).
[2]	17 CFR 240.19b-4.

the right of members of CBOT to become and remain members of CBOE without having to purchase a CBOE membership will be terminated, in that there no longer will be individuals who qualify as a member of CBOT within the meaning of the rule that creates that right. This right (sometimes referred to as the “exercise right”) is granted to CBOT full members under paragraph (b) of Article Fifth of the CBOE Certificate of Incorporation (“Article Fifth(b)”), as previously interpreted in accordance with agreements between CBOE and CBOT dated September 1, 1992 (the “1992 Agreement”), August 7, 2001 as amended by letter agreements dated October 7, 2004, and February 14, 2005 (the “2001 Agreement”), and December 17, 2003 (the “2003 Agreement”).3 Persons who are members of CBOE pursuant to the exercise right are sometimes referred to as “exercise members” of CBOE.

The proposed rule interpretation also describes how CBOE proposes to avoid disruption to its marketplace as a result of the termination of the exercise right on account of the acquisition of CBOT by CME Holdings. This will be accomplished by permitting certain “grandfathered” exercise members of CBOE to continue to have members’ trading rights on CBOE for a limited period of time commencing with the effectiveness of the acquisition and continuing until such time as there is no longer any risk of market disruption by reason of the termination of the exercise right.

No textual changes to CBOE’s rule provisions are proposed by this filing.

[3]	The interpretations of Article Fifth(b) embodied in the 1992, 2001, and 2003 Agreements were approved by the Commission under Section 19(b)(2) of the Act in Release Nos. 34-32430, 34-517333, and 34-51252, respectively. See Securities Exchange Act Release No. 34-32430 (June 8, 1993), 58 FR 32969 (June 14, 1993) (SR-CBOE-92-42); Securities Exchange Act Release No. 34-51733 (May 24, 2005), 70 FR 30981 (May 31, 2005) (SR-CBOE-2005-19); and Securities Exchange Act Release No. 34-51252 (February 25, 2005), 70 FR 10442 (March 3, 2005) (SR-CBOE-2004-16). CBOE also interpreted Article Fifth(b) in 2002 in other respects that are not directly pertinent to the proposed rule interpretation. See Securities Exchange Act Release No. 34-46719 (October 25, 2002), 67 FR 66689 (November 1, 2002) (SR-CBOE-2002-41).

The proposed rule change is available on the Exchange’s website (http://www.cboe.com), at the Office of the Secretary, CBOE and at the Commission.

II. Self-Regulatory Organization’s Statement of the Purpose of, and Statutory Basis for, the Proposed Rule Change

In its filing with the Commission, the self-regulatory organization included statements concerning the purpose of and basis for the proposed rule change and discussed any comments it received on the proposed rule change. The text of those statements may be examined at the places specified in Item IV below. The Exchange has prepared summaries, set forth in sections A, B, and C below, of the most significant parts of such statements.

A. Self-Regulatory Organization’s Statement of the Purpose of, and the Statutory Basis for, the Proposed Rule Change

1. Purpose

The purpose of the proposed rule change is to provide an interpretation of the rules of CBOE concerning the effect on the exercise right of the consummation of the proposed acquisition of CBOT by CME Holdings. The proposed rule change also includes a plan to enable CBOE to continue to provide fair and orderly markets when and if the exercise right is terminated upon the effectiveness of the acquisition of CBOT.

Background of the Exercise Right

Article Fifth(b) provides in part, “In recognition of the special contribution made to the organization and development of the [CBOE] by the members of [CBOT], ... every present and future member of [CBOT] who applies for membership in the [CBOE] and who otherwise qualifies shall, so long as he remains a member of said Board of Trade, be entitled to be a member of the [CBOE] notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration or value from the [CBOE], its members or elsewhere.”

The “special contribution” of the members of CBOT referred to in Article Fifth(b) consisted primarily of CBOT’s providing the seed capital for the start-up of CBOE in the early 1970s by means of direct cash expenditures, CBOT’s guarantee of a bank loan to CBOE to fund additional CBOE start-up costs, and CBOT’s contribution of intellectual property. As the owners of CBOT, its members, through their dues and other payments made to CBOT, were the principal source of the funds expended by CBOT in the development of CBOE and related intellectual property, and effectively bore the risk on the bank loan guaranteed by CBOT.

Although when CBOT first envisioned the creation of a market in listed securities put and call options, its intention was to trade these options in trading pits on CBOT itself, early in the planning process it recognized that largely for regulatory reasons it would need to organize a new and separate securities exchange dedicated exclusively to the trading of listed securities options. This new exchange ultimately became the CBOE. Because a new and separate exchange with its own separate membership needed to be created to provide for the trading of listed securities options, CBOT was faced with the question of how to compensate its members for the funds they had provided (through CBOT) and the financial risks they had assumed as owners of CBOT in connection with the development of that new exchange.

CBOT’s answer to this question, reflected in Article Fifth(b) of the Certificate of Incorporation of CBOE, was to give to each of its 1,402 members an “exercise right” to become a member of the new exchange without having to purchase a separate CBOE membership. From its very inception, the exercise right was tied to the continued ownership of a CBOT membership. Only those persons who continued to maintain the status of a CBOT member were entitled to the exercise right. By tying the exercise right to the continued ownership of a CBOT membership, CBOT sought to assure that any owner of a CBOT membership would receive a tangible benefit from the creation of CBOE, which would be reflected in the value of the CBOT membership, whether or not the owner of the CBOT membership might ever want to trade as a member of CBOE.

Previous Interpretations of Article Fifth(b)

The fundamental concept that the exercise right in Article Fifth(b) was a right of member-owners of CBOT was reflected in interpretations of that provision that have been embodied in various agreements between CBOE and CBOT. One such interpretation was embodied in the 1992 Agreement, which addressed, among other things, what would happen to the exercise right if the membership interests of the existing 1,402 member-owners of CBOT were divided into parts. That interpretation provided that, under those circumstances, all such parts, together with the trading rights appurtenant thereto, must be in the possession of an individual in order for that individual to be eligible to utilize the exercise right.4

Just such a division of the rights represented by membership on CBOT was effected by CBOT in its 2005 restructuring, when a CBOT member’s ownership rights were separated from that member’s trading rights. The ownership rights of CBOT members were then further diluted in the subsequent public offering of shares of stock of CBOT Holdings. When CBOT first proposed to restructure in late 2000, CBOE’s response was that the effect of this transaction would be to eliminate entirely the concept of CBOT “membership” as it existed when the exercise right was created as a right held by members of CBOT, and therefore would result in the termination of the exercise right. This interpretation of Article Fifth(b)

[4]	1992 Agreement, Section 2(b).

was reflected in a filing made by CBOE with the Commission under Section 19(b) of the Act.5 CBOT disputed CBOE’s response, and brought suit against CBOE in the Circuit Court of Cook County, Illinois. That lawsuit was dismissed on the ground that the Court’s jurisdiction over matters involving exchange rules pertaining to membership was preempted by the Commission’s jurisdiction under the Act. CBOT appealed the dismissal.

Subsequently, while CBOE’s 19(b) filing and CBOT’s appeal of the dismissal of its lawsuit were both pending, CBOE and CBOT settled their dispute on the basis of an interpretation of Article Fifth(b) by CBOE that would permit the exercise right to remain in existence following the restructuring of CBOT as long as specified conditions were satisfied. That interpretation was embodied in the 2001 Agreement. Among other things, that interpretation was subject to the condition that, in order to avail themselves of the exercise right to become and remain members of CBOE following the restructuring of CBOT, individuals needed to hold not only the trading rights of a full member of CBOT but also needed to hold the same number of shares of stock of CBOT Holdings originally issued to CBOT members in the restructuring.

In this manner, the agreed-upon interpretation of Article Fifth(b) embodied in the 2001 Agreement carried forward the basic concept noted above that, in order to be viewed as a CBOT member eligible to utilize the exercise right to become and remain a member of CBOE following the restructuring of CBOT, a person must continue to have an ownership interest in CBOT (or must be the delegate of such a person). To assure that this interpretation would not apply under any circumstances other than the restructuring, the interpretation was expressly made subject to the condition that it would apply only “in the

[5]	Securities Exchange Act Release No. 34-43521 (November 3, 2000), 65 FR 69585 (November 17, 2000) (SR-CBOE-2000-44).

absence of any other material changes to the structure or ownership of the CBOT ... not contemplated in the CBOT [restructuring].” The IPO of CBOT Holdings common stock, which followed soon after CBOT’s restructuring, was contemplated in the original restructuring transaction. Accordingly, consistent with the 2001 Agreement, the exercise right remained available following the IPO to CBOT members who continued to hold the ownership interest in CBOT Holdings that was issued to them in the restructuring, notwithstanding that the effect of the IPO was to reduce the percentage ownership represented by that interest.

The Proposed Acquisition of CBOT by CME Holdings

The present proposed acquisition of CBOT by CME Holdings, which would dramatically change the ownership of CBOT by making it a subsidiary of CME Holdings, was not contemplated as part of the original restructuring of CBOT. It is thus outside of the scope of the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein. Similarly, once the proposed acquisition of CBOT is effective, an important condition of the interpretation embodied in the 2001 Agreement would cease to be satisfied – namely, that there not be any change to the ownership of CBOT not contemplated in its 2005 restructuring.

The significance of these consequences of the acquisition of CBOT by CME Holdings is twofold: First, it means that, upon the effectiveness of the acquisition of CBOT by CME Holdings, the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein can no longer be relied upon as a basis for treating the exercise right as continuing in effect following the 2005 restructuring of CBOT. Second, it also means that the 2001 Agreement and the interpretation of Article Fifth(b) embodied therein cannot be relied upon to answer the further question of whether the exercise right will remain in existence following the acquisition of CBOT by CME Holdings, wholly apart from those questions raised by the 2005 restructuring. In other words, the agreed-upon interpretation that settled the exercise right issues raised by CBOT’s restructuring and subsequent IPO by its terms applies only so long as there is no further change to the structure or ownership of CBOT not then in contemplation. Consequently, the fact that there would be such a further change upon the effectiveness of the acquisition of CBOT by CME Holdings, means that, insofar as issues pertaining to the continued availability of the exercise right are concerned, the parties are back in the position they were in before they reached the settlement reflected in the 2001 Agreement.

For this reason, and consistent with the position CBOE took when confronted with the proposed restructuring of CBOT in 2000, it is CBOE’s position that the effect of that restructuring of CBOT and the subsequent IPO was to eliminate the concept of a member-owner of CBOT as that concept was understood when Article Fifth(b) was first adopted in CBOE’s Certificate of Incorporation, and when it was subsequently interpreted in accordance with the 1992 Agreement. The ownership interest of CBOT members in CBOT will be further attenuated upon the effectiveness of CME Holdings’ acquisition of CBOT, when CBOT will become a subsidiary of CME Holdings. As explained above, both when the exercise right was first created and when it was interpreted in 1992, an essential feature of CBOT membership was the ownership rights in CBOT held by every CBOT member. Indeed, it was to compensate CBOT members for the contributions they made to the development of CBOE as the owners of CBOT that the exercise right was created in the first place. Consistent with the intended purpose of the exercise right, once CBOT members cease to be owners of CBOT, they will cease to be able to avail themselves of the exercise right as a means of acquiring membership in CBOE.

This view of the exercise right is consistent with, and indeed is mandated by, the interpretation of Article Fifth(b) embodied in the 1992 Agreement. That interpretation makes it clear that the exercise right is held only by individuals who hold one of the 1,402 CBOT memberships that were in existence when CBOT members made their “special contribution” to the development of CBOE, or by persons who are the delegates of such individuals. Consistent with this proposition, Section 3(d) of the 1992 Agreement addresses the possibility that CBOT, among other things, may merge or consolidate with, or be acquired by, another entity, and establishes three conditions that all must be satisfied for the exercise right to remain available following any such transaction. These three conditions are:

1. “... the survivor of such merger, consolidation or acquisition (“survivor”) is an exchange which provides or maintains a market in commodity futures contracts or options, securities, or other financial instruments, and ...

2. the 1,402 holders of CBOT Full Memberships are granted in such merger, consolidation or acquisition membership in the survivor (“Survivor Membership”), and ...

3. such Survivor Membership entitles the holder thereof to have full trading rights and privileges in all products then or thereafter traded on the survivor (except that such trading rights and privileges need not include products that, at the time of such merger, consolidation or acquisition, are traded or listed, designated or otherwise authorized for trading on the other entity but not on the CBOT)....”

If CBOT is acquired by CME Holdings as proposed, not only would all three of these conditions not be satisfied, as would be necessary for the exercise right to remain available following the acquisition, but in fact none of these three conditions would be satisfied. Condition 1 would not be satisfied because, in the context of Section 3(d) of the 1992 Agreement, the reference to “the” survivor of a merger, consolidation or acquisition means the acquiring entity that survives the transaction. Here, CME Holdings will be the acquiring entity that survives the acquisition, but it is not an exchange.

Condition 2 would not be satisfied because there will not be 1,402 holders of CBOT Full Memberships (defined as the 1,402 CBOT full memberships that were “existing” in 1992) who would be granted membership in the survivor. To the contrary, there would not be any holders of CBOT full memberships as they existed in 1992, since all of these memberships were stripped of their ownership attributes in the 2005 restructuring of CBOT. Likewise, CME Holdings – the survivor of the acquisition and the new owner of CBOT – would not be an exchange and would not be capable of granting membership interests in itself to anyone. In other words, this condition would allow the exercise right to remain in effect following an acquisition of CBOT only if the survivor of the acquisition that was the new owner of CBOT were an exchange owned by its members, including the former members of CBOT. In the case of the proposed CME Holdings acquisition, however, the surviving acquirer would not be an exchange, but would be a holding company in which many former members of CBOT may have no ownership interests whatsoever. Although CBOE has previously interpreted Article Fifth(b) to permit it to continue in existence, subject to stated conditions, following CBOT’s 2005 restructuring and subsequent IPO, the 2001 Agreement cannot be relied upon for any purpose from and after the acquisition of CBOT by CME Holdings, for the reasons stated above.

Finally, condition 3 of Section 3(d) of the 1992 Agreement would not be satisfied following the acquisition of CBOT by CME Holdings. This is because, for the reason stated above in the discussion of condition 1, condition 3 contemplates an acquisition where the surviving acquirer is an exchange, and it requires that CBOT members must have essentially the same full trading rights on that surviving exchange as they had on CBOT prior to the acquisition. Here, the surviving acquirer would not be an exchange, and for that reason it is not possible for CBOT members to have any trading rights on the survivor. The conclusion is the same even if CBOE were to look through CME Holdings to what will be its two subsidiary exchanges (CME and CBOT). Although former CBOT members may be granted trading rights in all products traded and to be traded on both of those exchanges, save only for those products traded exclusively on CME at the time of the acquisition, these rights will no longer be the same “full” trading rights that were held by CBOT full members in 1992. This is the case because, at least in respect of new products to be introduced on CME after the acquisition, the trading rights of CBOT members will be diluted by the trading rights granted to other persons (i.e., CME members) to trade these same products. Once persons who are not members of CBOT are granted the right to trade products on the same terms as members of CBOT, as would be the case with new products introduced following the acquisition of CBOT by CME Holdings, then the trading rights inherent in CBOT membership will be reduced from what they were prior to the acquisition, and thus cannot support the availability of the exercise right to persons who hold those diminished rights.

Conclusion

Since the conditions of Section 3(d) of the 1992 Agreement will not be satisfied following the acquisition of CBOT by CME Holdings, the terms of that Section mandate that “Article Fifth(b) shall not apply” following the acquisition. In other words, once CBOT has been acquired by CME Holdings, the exercise right will no longer be available as a means of acquiring membership in CBOE.

Transitional Proposal

To prevent any risk that the loss of exercise members upon the termination of the exercise right might adversely affect liquidity in CBOE’s market, CBOE is prepared to maintain the status quo for some period of time after the exercise right has been terminated. This result would be accomplished by staying, for an interim period of time, the impact of the termination of the exercise right on the trading access of those individuals who were exercise members of CBOE on a designated cut-off date. This would permit those individuals to continue to trade on CBOE in the capacity of CBOE members during that interim period.6 For this purpose, CBOE proposes the close of business on December 11, 2006 as the cut-off date for determining whether exercise members would have the right, during the interim period, to continue to have trading access to CBOE. Individuals who were exercise members of CBOE in good standing on that date would continue to be able to trade as members of CBOE during the interim period, notwithstanding the above-described effect on the exercise right of the acquisition of CBOT, but individuals who were not effective exercise members on that date would not be permitted to exercise or have trading access to CBOE during the interim period without obtaining a separate CBOE membership. This interim period would continue for so long as necessary to avoid any disruption to the market as a result of the loss of exercise members, which could involve CBOE adopting a plan to provide some form of trading access to such persons in the absence of the exercise right. Any such plan would be subject to the approval of CBOE members under Section 2.1 of the Exchange’s Constitution, and to the approval of the Commission under Section 19(b) of the Act.7

[6]	In this respect, the decision to stay the effectiveness of what otherwise would result in a termination of trading access is analogous to the right of the Exchange under CBOE Rule 3.19. That Rule authorizes the Exchange, when the Exchange determines that there are extenuating circumstances, to permit a member “to retain the member’s status for such period of time as the Exchange deems reasonably necessary” to enable the member to address specified problems that otherwise would cause the membership status to terminate.

2. Statutory Basis

The proposed rule change is consistent with and furthers the objectives of the Act,8 and Section 6(b)(5) of that Act9 in particular, in that it is a reasonable interpretation of existing rules of the Exchange that is designed to promote just and equitable principles of trade, to perfect the mechanisms of a free and open market, and to protect investors and the public interest.

B. Self-Regulatory Organization’s Statement on Burden on Competition

CBOE does not believe that the proposed rule change will impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Act.

C. Self-Regulatory Organization’s Statement on Comments on the Proposed Rule Change Received from Members, Participants, or Others

No written comments were solicited or received with respect to the proposed rule change.

III. Date of Effectiveness of the Proposed Rule Change and Timing for Commission Action

Within 35 days of the date of publication of this notice in the Federal Register or within such longer period (i) as the Commission may designate up to 90 days of such date if it finds such longer period to be appropriate and publishes its reasons for so finding or (ii) as to which the self-regulatory organization consents, the Commission will:

(A) By order approve such proposed rule change, or

(B) Institute proceedings to determine whether the proposed rule change should be disapproved.

[7]	15 U.S.C. 78s(b).
[8]	15 U.S.C 78a et seq.
[9]	15 U.S.C. 78(f)(b)(5).

IV. Solicitation of Comments

Interested persons are invited to submit written data, views, and arguments concerning the foregoing, including whether the proposed rule change is consistent with the Act. Comments may be submitted by any of the following methods:

Electronic comments:

•	Use the Commission’s Internet comment form (http://www.sec.gov/rules/sro.shtml);

or

•	Send an e-mail to rule-comments@sec.gov. Please include File Number SR-CBOE-2006-106 on the subject line.

Paper comments:

•	Send paper comments in triplicate to Nancy M. Morris, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

All submissions should refer to File Number SR-CBOE-2006-106. This file number should be included on the subject line if e-mail is used. To help the Commission process and review your comments more efficiently, please use only one method. The Commission will post all comments on the Commission’s Internet Web site (http://www.sec.gov/rules/sro.shtml). Copies of the submission, all subsequent amendments, all written statements with respect to the proposed rule change that are filed with the Commission, and all written communications relating to the proposed rule change between the Commission and any person, other than those that may be withheld from the public in accordance with the provisions of 5 U.S.C. 552, will be available for inspection and copying in the Commission’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-

1090. Copies of such filing also will be available for inspection and copying at the principal office of the CBOE. All comments received will be posted without change; the Commission does not edit personal identifying information from submissions. You should submit only information that you wish to make available publicly. All submissions should refer to File Number SR-CBOE-2006-106 and should be submitted on or before [insert date 21 days from publication in the Federal Register].

For the Commission, by the Division of Market Regulation, pursuant to delegated authority.10

Nancy M. Morris
Dated:	Secretary

[10]	17 CFR 200.30-3(a)(12).

BOUCHARD MARGULES & FRIEDLANDER

A PROFESSIONAL CORPORATION

SUITE 1400

222 DELAWARE AVENUE

WILMINGTON, DELWARE 19801

(302) 573-3500

FAX (302) 573-3501

ANDRE G. BOUCHARD	DIRECT DIAL
(302) 573-3510
ABOUCHARD@BMF-LAW.COM

December 13, 2006

Lexis-Nexis File & Serve

The Honorable John W. Noble

Vice Chancellor

Court of Chancery

417 South State Street

Dover, DE 19901

Re:	CBOT Holdings, Inc., v. Chicago Board Options Exchange, Incorporated; Del. Ch. C.A. No. 2369-N

Dear Vice Chancellor Noble:

On behalf of all plaintiffs, we submit this letter to respond briefly to Defendants’ December 12, 2006 letter in which Defendants apprise the Court of a “rule filing” that the Chicago Board Options Exchange, Inc. (“CBOE”) submitted to the Securities and Exchange Commission yesterday.

To be clear, the rule filing referenced in Defendants’ letter constitutes a proposal the CBOE has submitted to the SEC for a rule change. No action has been taken on this proposal. The Chicago Board of Trade (“CBOT”) will be submitting its position to the SEC concerning this proposal in due course.

Significantly, the Defendants’ letter fails to inform the Court of unilateral actions the CBOE board took that precipitated its rule filing, some of which were announced in a press release issued yesterday. (A copy of this press release is enclosed.) The press release first acknowledges that the CBOE’s corporate charter gives full members the right to become and remain CBOE members without having to purchase a CBOE membership. It then announces that – without any advance notice to CBOT members – the CBOE’s board has “declared” that these interests will be eliminated. The pretext for this action is the proposed merger of the Chicago Mercantile Exchange (“CME”) and the CBOT. The press release further states that, because of the CBOE board’s “decree”, the Special Committee has terminated its efforts to ascribe a value to these rights. Not mentioned in the press release or the Defendants’ letter to the Court is the fact that the CBOE’s board has proposed that, effective December 11, 2006, no class member will be allowed to exercise his or her right to trade at the CBOE.

The Honorable John W. Noble

December 13, 2006

In the brief Defendants filed on November 2, sixteen days after the public announcement of the proposed CME-CBOT merger, Defendants argued that this Court should stay its hand because the dispute about the rights of the class members was not yet ripe and that no action was threatened by Defendants that would prejudice plaintiffs’ rights. In particular, Defendants represented to the Court that the Special Committee had the “sole authority” to evaluate on behalf of CBOE how exercise right holders would be treated in CBOE’s demutualization (Def. Br. at 6) and stated repeatedly that the Special Committee had not made any decisions about this issue. These representations are included in Defendants’ brief and the sworn affidavit of Defendant Boris, the chairman of the Special Committee. See, e.g., Def. Br. at 8; Boris Aff. at 11. It is now clear that these submissions were highly disingenuous and that the Defendants have secretly been pursuing a plan to attempt to circumvent this Court’s jurisdiction over a fundamental issue of Plaintiffs’ rights under Delaware law.1

With respect to the substance of Defendants’ pending motion, the actions taken by the Defendants certainly establish that this dispute is ripe. The CBOE board’s “decree” leaves no doubt about its intention to eliminate the rights of plaintiff class members. Moreover, notwithstanding Defendants’ prior representations concerning the authority of the Special Committee, the CBOE board has caused it to shut down.

Plaintiffs will further address the above matters and seek other appropriate relief in filings to be submitted shortly.

Respectfully submitted,

/s/ Andre Bouchard
Andre Bouchard
(DE Bar No. 2504)

Enclosure

cc:	Register in Chancery

Samuel A. Nolan, Esquire (by e-file)

Kenneth J. Nachbar, Esquire (by e-file)

[1]	Plaintiffs vigorously dispute the assertion in Defendants’ letter that the SEC has the “exclusive jurisdiction” to determine the property rights of CBOT members concerning their interests in a Delaware non-stock, not-for profit corporation. See CTS Corp. v. Dynamics Corp. of America, 481 U.S. 69, 91 (1987); Pacific Gas & Electric v. State Energy Resources Comm’n, 461 U.S. 190, 204 (1983); Merill Lynch, Pierce, Fenner & Smith, Inc. v. Ware, 414 U.S. 117 (1973); Herpich v. Wallace, 430 F.2d 792, 809 (5th Cir. 1970).

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL 60605

FOR IMMEDIATE RELEASE

CBOE BOARD OF DIRECTORS ANNOUNCES THAT

PROPOSED ACQUISITION OF CBOT WILL TERMINATE EXERCISE RIGHT

CHICAGO , December 12, 2006 — The Board of Directors of the Chicago Board Options Exchange (CBOE) announced today that the Exchange submitted a rule filing with the Securities and Exchange Commission (SEC) declaring that upon completion of the proposed acquisition of the Chicago Board of Trade (CBOT) by CME Holdings the CBOE exercise right will be terminated.

The exercise right, which gives full CBOT members the right to become and remain CBOE members without having to purchase a CBOE membership, was granted to CBOT members under CBOE’s corporate charter in 1973. Having reviewed the impact of the announced acquisition of CBOT on the exercise right, the CBOE Board declared that CBOT would no longer have “members” as defined by the charter provision that created the exercise right. In light of these changed circumstances, CBOE today submitted a rule filing that seeks Securities and Exchange Commission approval that, upon completion of CME Holdings acquisition of CBOT, CBOT members no longer would qualify to become or remain members of the CBOE through the exercise right.

“The proposed acquisition of CBOT by CME clearly and fundamentally changes the meaning of a “CBOT member” as defined by the charter provision that created the exercise right,” said William J. Brodsky, CBOE Chairman and CEO. “As a result, the Board took this action so that CBOE may continue to move ahead with its own demutualization in light of these significantly changed circumstances.”

In a related development, the Board announced that its Special Committee of Independent Directors has determined to suspend its work related to CBOE’s planned demutualization. The Special Committee was created by CBOE to determine how membership interests – held both by those who purchased CBOE memberships and by those who obtained their memberships through the exercise right – would be treated in a demutualized CBOE. The Special Committee decided that it was not now necessary to ascribe a value to those interests because of the Board’s decree that the acquisition of CBOT will eliminate this group of membership this group of membership interests.

CBOE plans to move forward with filing a Form S-4 Registration Statement concerning its proposed demutualization and expects to consider the timing of that filing at the January 2007 meeting of its Board of Directors.

CBOE, the largest options marketplace in the U.S. and creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional about the CBOE and its products, access the CBOE website at www.cboe.com

CBOE Contacts:
Lynee Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.